

20009070   N

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44380

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2019__ AND ENDING __12/31/2019__

                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Great American Investors, Inc.**

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

6025 Metcalf Lane

(No. and Street)

Overland Park	Kansas	66202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David K. Richards   913-384-1800

                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

David Lundgren & Company, CPAs, CHTD

(Name – *if individual, state last, first, middle name*)

505 North Mur-Len Road	Olathe	Kansas	66062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing

MAR 0 2 2020

Washington, DC

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)   **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __David K. Richards__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Great American Investors, Inc.__ , as of __December 31__ , 20 __19__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

President/Principal
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVID LUNDGREN & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Great American Investors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Great American Investors, Inc. as of December 31, 2019, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Great American Investors, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Great American Investors, Inc.'s management. Our responsibility is to express an opinion on Great American Investors, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Great American Investors, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of Great American Investors, Inc.'s financial statements. The supplemental information is the responsibility of Great American Investors, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Great American Investors, Inc.'s auditor since 2018.

Olathe, Kansas
February 26, 2020

GREAT AMERICAN INVESTORS, INC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2019

ASSETS

Cash and cash equivalents	$	257,275
Commissions receivable		12,981
Other receivables - FINRA		472
Clearing deposits		10,121
Investments - Marketable Securities		926,434
Depreciable assets (net of accumulated depreciation of $25,190)		-
Prepaid expenses		-
TOTAL ASSETS	$	1,207,283

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES

Accounts payable and other accrued expenses	$	1,885
Accrued payroll taxes and benefits		1,787
Employee benefit payable		14,400
Margin account		187,853
Commissions payable		60,146
Total liabilities		266,071

STOCKHOLDERS' EQUITY

Common stock - 5,000 shares @ $5.00 par value	25,000
Paid in capital	157,150
Retained earnings	759,062
Total stockholders' equity	941,212

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	1,207,283

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2019

REVENUES

Commissions		$ 596,926
Distribution Fees		530,998
Interest & dividends		29,259
Realized gains (losses) on investments		30,549
Unrealized gains (losses) on investments		318,517
Miscellaneous		29,136
Total revenues		1,535,385

DIRECT COSTS OF REVENUES

Commissions	$ 737,061	
Clearing expenses	75,297	
Other charges	-	812,358

GROSS MARGIN

723,027

EXPENSES

Salaries - Officer	54,000
Salaries - Other	37,825
Payroll taxes	7,151
Compliance	46,691
Depreciation	729
Dues and subscriptions	230
Licenses and fees	9,034
Margin interest	23,346
Insurance	839
Office	4,425
Postage	595
Professional services	13,756
Pension contributions	25,400
Rent	20,300
Telephone and utilities	12,343
Arbitration	2,785
Legal	37,813
Settlement	72,500
Miscellaneous	14,764
Total expenses	384,526

INCOME BEFORE INCOME TAXES

338,501

PROVISION FOR INCOME TAXES

-

NET INCOME

$ 338,501

The accompanying notes are an integral part of these financial statements

EXHIBIT C

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2019

	Common Stock	Paid-In Capital	Retained Earnings	Total
BALANCE, BEGINNING OF YEAR	$ 25,000	$ 157,150.00	$ 520,562	$ 702,712
Additions	-	-	(1)	(1)
Distributions	-	-	(100,000)	(100,000)
COMPREHENSIVE INCOME				
Net income	-	-	338,501	338,501
BALANCE, END OF YEAR	$ 25,000	$ 157,150	$ 759,062	$ 941,212

The accompanying notes are integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	338,501
Depreciation		729
(Gain) loss on sale of investments		(30,550)
Unrealized (gains) losses on investments		(318,517)
Adjustments to reconcile net income to net cash		
provided by operating activities:		
Changes in operating assets and liabilities:		
(Increase) decrease in receivables		(31)
(Increase) decrease agent advances		-
(Increase) decrease clearing deposits		(71)
(Increase) decrease in prepaid expenses		-
Increase (decrease) in accounts payable		345
Increase (decrease) in pension contribution		400
Increase (decrease) in commissions payable		(9,925)
Increase (decrease) in margin account		(220,915)
Increase (decrease) in payroll liabilities		(568)
Net cash provided by operating activities		(240,602)

CASH PROVIDED (USED) BY INVESTING ACTIVITIES:

Proceeds from sale of long term investments	389,683
Purchase of long term investments	(140,134)
Purchase of depreciable assets	(729)
Net cash provided (used) by investing activities	248,820

CASH PROVIDED (USED) IN FINANCING ACTIVITIES:

Additional paid in capital	-
Shareholder distributions	(100,000)
Net cash provided (used) in financing activities	(100,000)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(91,782)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		349,057
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	257,275

The accompanying notes are an integral part of these financial statements

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1   SIGNIFICANT ACCOUNTING POLICIES

A.   *Revenues from Contracts with Customers*

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution Fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

B.   *Management Estimates*

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at December 31, 2019 and revenues and expenses during the year then ended. The actual outcome of the estimates could differ from the estimates made in the preparation of the financial statements.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 1 **SIGNIFICANT ACCOUNTING POLICIES (Continued)**

C. *Statement of Cash Flows*

Cash and Cash Equivalents - For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. For the year ended December 31, 2019, the Company had no cash equivalents.

At December 31, 2019, the Company had no cash balances in excess of FDIC insured limits.

Cash Paid - Interest and Taxes - The amounts of cash paid for interest and taxes for the year ended December 31, 2019 are as follows:

Interest	$	23,346
Income taxes	$	--

D. *Depreciable Assets*

Depreciable assets are recorded at cost and depreciated over the estimated useful lives of the respective assets.

Maintenance and repairs are charged to operations when incurred. Betterments and renewals are capitalized. Depreciation for the year ended December 31, 2019 was $729.

NOTE 2 **NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital or a ratio of aggregate indebtedness to net capital, both as defined, of less than 15 to 1. At December 31, 2019, the Company had aggregate indebtedness of $78,217 and net capital of $702,757, which resulted in a ratio of .1113 to 1 and a ratio requirement of less than its minimum requirement of $100,000. Therefore, at December 31, 2019, based on its minimum requirement, the Company had excess net capital of $602,757.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 3   **INVESTMENTS**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
>
> Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
>
> Level 3. Unobservable inputs for the asset or liability

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

All of the Company's investments are Level 1 investments.

Investments at December 31, 2019 include marketable securities with a cost basis of $484,700 and a fair market value of $926,434, resulting in an unrealized gain of $441,734.

NOTE 4   **INCOME TAXES**

The Company has elected to be taxed as a Sub-Chapter S Corporation; therefore, no income tax liability is reflected on the accompanying financial statements. Tax years 2016 – 2018 are still open, by statue, and subject to examination by the respective tax jurisdictions.

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

NOTE 5   **LEASE COMMITMENT**

The Company leases its office space for $2,600 per month. The lease is a three year lease beginning in August 2019. Office sharing reimbursements of $10,200 were received during 2019. Net lease expense was $20,300.

NOTE 6   **ARBITRATION**

During 2019, two clients (Wiedner and Silver) of Great American Investors, Inc. (GAI) filed complaints against a Registered Representative (Rep) of GAI and GAI, which subsequectly resulted in one arbitration. GAI and the Rep denied all allegations in the complaint and arbitartion, and subsequently settled the the issues so as not to incur more expense with defending the alleged actions.

On 11/14/2019, the Wiedners, GAI and the Rep entered into a Settlement Agreement and Release for the complaint, which involved total payment of $20,000, payable in two installments of $10,000, equally shared by GAI and the Rep.

On November 22, 2019, the Silvers, GAI and the Rep entered into a Setllement Agreement and Release for the arbitration, which involves payment of $52,500. $27,500 was paid up front, with two payments of $12,500 to follow, equally shared by GAI and the Rep.

All settlement payments were paid prior to December 31, 2019 and there is nothing expected in 2020.

NOTE 7   **EMPLOYEE PENSION PLAN**

The Company has set up a Simplified Employee Pension Plan (SEP) for the benefit of its employees. Employees are eligible after being employed for three continuous years. Contributions were $25,400 in 2019.

NOTE 8   **RELATED PARTY**

First American Financial Advisors, Inc. (FAFA) is a state registered investment advisor. David K. Richards is the sole owner of FAFA and Great American Investors, Inc. (GAI) During 2019, the related party transactions totaled approximately $5,289 in advisory fees.

NOTE 9   **SUBSEQUENT EVENTS**

Management has evaluated subsequent events through February 26, 2020, the date when the financial statements were available to be issued. Nothing was noted that would require further disclosure in the financial statements.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of: December 31, 2019
Great American Investors, Inc.	

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 941,213	3480
2.	Deduct Ownership equity not allowable for Net Capital			-	3490
3.	Total ownership equity qualified for Net Capital			941,213	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
	B. Other (deductions) or allowable credits (List)			-	3525
5.	Total capital and allowable subordinated liabilities			$ 941,213	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 472	3540		
	B. Secured demand note delinquency	-	3590		
	C. Commodity futures contracts and spot commodities -- proprietary capital charges	-	3600		
	D. Other deductions and/or charges	-	3610	472	3620
7.	Other additions and/or allowable credits (List)			-	3630
8.	Net capital before haircuts on securities positions			$ 940,741	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
	A. contractual securities commitments	$ -	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities		3735		
	2. Debt securities	-	3733		
	3. Options		3730		
	4. Other securities	138,965	3734		
	D. Undue Concentration	99,019	3650		
	E. Other (List)	-	3736		
				(237,984)	3740
10.	Net Capital			$ 702,757	3750

OMIT PENNIES

NOTE: There were no differences noted in the computation of net capital between the audited financial statements and that of the firm's unaudited FOCUS Report filing.

See independent auditor's report

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER	as of December 31, 2019
Great American investors, Inc.	

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19) — 5,214 [3756]
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) — 100,000 [3758]
13. Net capital requirement (greater of line 11 or 12) — 100,000 [3760]
14. Excess net capital (line 10 less 13) — 602,757 [3770]
15. Net capital less greater of 10% of line 19 or 120% of line 12 — 582,757 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition — 78,217 [3790]
17. Add:
    A. Drafts for immediate credit — [3800]
    B. Market value of securities borrowed for which no equivalent value is paid credited — [3810]
    C. Other unrecorded amounts (List) — [3820] / - [3830]
19. Total aggregate indebtedness — 78,217 [3840]
20. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10) % 11.13% [3850]
21. Percentage of debt to debt-equity total computed in accordance with Rule 15C3-1(d) % - [3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits — [3970]
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) — [3880]
23. Net capital requirement (greater of line 21 or 22) — [3760]
24. Excess capital (line 10 less 23) — [3910]
25. Net capital in excess of the greater of:
    A. 5% of combined aggregate debit items or $120,000 — [3920]

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
   1. Minimum dollar net capital requirement, or
   2. 6 2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.
(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.
(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

See independent auditor's report

11

Great American Investors, Inc.

**Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements Under Rule
15c3-3 of the Securities and Exchange Commission**

December 31, 2019

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as it is exempt pursuant to subparagraph (k)(2)(i) and (k)(2)(ii) of Rule 15c-3.

DAVID LUNDGREN & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, CHARTERED
505 NORTH MUR-LEN ROAD
OLATHE, KANSAS 66062

DAVID B. LUNDGREN, MBA, CPA
CATHERINE LUNDGREN MBA, CPA

TELEPHONE
(913) 782-9530
FACSIMILE
(913) 782-9564

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Great American Investors, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report for year ended December 31, 2019, in which (1) Great American Investors, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Great American Investors, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(i) and §240.15c3-3:(k)(2)(ii) (exemption provisions) and (2) Great American Investors, Inc. stated that Great American Investors, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Great American Investors, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Great American Investors, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Olathe, Kansas
February 26, 2020

Great American Investors, Inc.
6025 Metcalf Lane
Overland Park, KS 66202
913-384-1800

Great American Investors, Inc. Exemption Report

U.S. Securities and Exchange Commission
1961 Stout Street, Suite 1700
Denver, CO 80294

Great American Investors, Inc. (the "Company) is a registered broker-dealers subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17C.F.R. §240.17a-5. "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed exemption from 17 C.F. R. §240.15c3-3 under the following provisions of 17 C.F.R.§240.15c3-3 (k)(2)(i) and 15c3-3 (k)(2)(ii).

2. The Company met the identified exemption provisions in 17 C.F.R. §240.15C3-3(k) throughout the most recent fiscal year without exception.

Great American Investors, Inc.

I, David K. Richards, swear or affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By:_____

Title:_____

February 26, 2020

GREAT AMERICAN INVESTORS, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTAL INFORMATION

YEAR ENDED DECEMBER 31, 2019

GREAT AMERICAN INVESTORS, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2019

CONTENTS